Sub-Item 77M: Mergers

A special meeting (Meeting) of the shareholders of Huntington Ohio Tax-Free Fund, a portfolio of The Huntington Funds (the "Fund") was held at 2960 North Meridian Street, Indianapolis, IN 46208 at 10:00 a.m. (Eastern Time), on May 16, 2014.

At the Meeting, shareholders approved an Agreement and Plan of Reorganization between the Fund and Federated Ohio Municipal Income Fund ("OHMIF") whereby OHMIF would acquire all of the assets of the Fund in exchange for Class A Shares of OHMIF to be distributed pro rata by the Fund to its shareholders of Class A Shares and Institutional Shares in complete liquidation and termination of the Fund (Reorganization). As a result, effective May 16, 2014, each shareholder of Class A Shares and Institutional Shares of the Fund became shareholders of Class A Shares of OHMIF with each shareholder having a total net asset value equal to the total net asset value of his or her holdings in the Fund.

The Board of Trustees, via unanimous written consent, approved the Reorganization on March 13, 2014.

The Agreement and Plan of Reorganization for this Reorganization is hereby incorporated by reference from the definitive Proxy Statement filed with the SEC on April 14, 2014.